Michael H. Bison 617.570.1933 mbison@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND OVERNIGHT COURIER

June 22, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Mail Stop – 6010

Attention: Perry Hindin

Re:	LeMaitre Vascular, Inc.

  Amendment No. 2 to Registration Statement on Form S-1

  Filed May 26, 2006

  File No. 333-133532

Ladies and Gentlemen:

This letter is being furnished on behalf of LeMaitre Vascular, Inc. (the “Company”) in response to comments contained in the letter dated June 16, 2006 (the “Letter”) from Perry Hindin of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to George W. LeMaitre, Chairman, Chief Executive Officer and President of the Company, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on May 26, 2006. Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on June 22, 2006.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 3 as marked. Copies of this letter and its attachments will also be provided to Jay Mumford, Julie Sherman and Kaitlin Tillan of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

United States Securities and Exchange Commission

June 22, 2006

Prospectus Summary, page 1

1.	We note your response to our prior comment 2. Please provide the disclosure provided on page 61 in the summary section.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 1 of Amendment No. 3.

2.	We reissue our prior comment 3. The materials in your supplemental response do not provide independent objective support for the statements you make. Please provide us independent, objective support for the statements regarding your leadership and market standing. For example, you indicate in the summary and in other parts of your prospectus that you are “a leading global provider of innovative medical devices,” that you have a “diversified product portfolio... of well know brand name products” and that several of your products are “the world’s most widely used.”

RESPONSE: The Company supplementally advises the Staff as follows:

•	With respect to the statements included in Amendment No. 2 describing the Company as a “leading global provider of innovative medical devices,” the Company has removed from Amendment No. 3 the words “leading” and “innovative.” Please see revisions on pages 1 and 59 of Amendment No. 3. The Company believes that its reference to “global” is appropriate in light of the fact that its products are currently sold in 67 countries on six continents.

•

With respect to the statements included in Amendment No. 2 describing the Company’s “diversified product portfolio … of well known brand name devices,” the Company has revised the disclosure to refer to its “diversified portfolio of peripheral vascular devices.” The Company believes that this statement is appropriate because its product portfolio consists of ten distinct product lines across three distinct product categories. The Company has further revised the disclosure to refer its “brand name” products as being “well known to [its] vascular surgeon customers.” The Company notes that, as discussed on page 3 of Amendment No. 3, all of its material product line brand names are registered trademarks in the United States, and the Company supplementally advises the Staff that it seeks to further protect these brand names outside of the United States. Also, the Company believes that its revised disclosure clarifies that these brand names, while perhaps not commonly known to the average person, are well known to its core customers – the vascular surgeons. The Company believes this description is appropriate in light of its over twenty-year history of marketing

United States Securities and Exchange Commission

June 22, 2006

peripheral vascular devices and its resulting long-standing relationship with vascular surgeons. As discussed on page 68 of Amendment No. 3, the Company notes that it has a long-standing history of actively engaging in a variety of direct marketing techniques that it believes has served to further enhance brand awareness. Specifically, in 2005 alone, the Company mailed over 140,000 brochures and direct mail pieces to vascular surgeons and interventioanlists, placed 32 full-page ads in vascular journals, exhibited its devices at 63 vascular society congresses and trained 95 vascular surgeons in the use of its products. Finally, the Company advises the Staff that in the first quarter of 2006 the Company engaged a third party to conduct an anonymous fax survey of vascular surgeons in the United States to assess their awareness of the Company’s brands. In this survey, 83% of respondents were familiar with the brand “Expandable LeMaitre Valvulotome,” 83% of respondents were familiar with the brand “Pruitt-Inahara Shunt,” 79% of respondents were familiar with the brand “Glow N’Tell Tape,” and 46% of respondents were familiar with the brand “AnastoClip VSC,” which brand was introduced only in 2004. For all these reasons, the Company believes its disclosure is appropriate.

•	The Company has removed from Amendment No. 3 the references to certain of its products as being “the world’s most widely used.”

3.	We reissue our prior comment 6. The disclosure you have provided on page 3 is not fully responsive to our comment.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments in order to highlight the specific risks and uncertainties associated with the Company’s prior acquisitions. Please see revisions on pages 3 and 7-8 of Amendment No. 3.

Risk Factors, page 7

If we fail to expand our sales force..., page 7

4.	We note your response to our prior comment 7. Please explain to us whether you intend to enter the Chinese market, and, if so, address any risks with appropriate risk factors.

RESPONSE: The Company supplementally advises the Staff that it has no present plans to establish a direct sales force in China. When and if the Company’s EndoFit Thoracic Stent Graft is approved for sale in China, the Company currently expects to market the device through an independent distributor. The Registration Statement has been revised in response to the Staff’s comments in order to highlight the specific risks and uncertainties associated with the

United States Securities and Exchange Commission

June 22, 2006

Company’s intention to enter the Chinese market. Please see revisions on pages 15-16 of Amendment No. 3.

Use of Proceeds, page 32

5.	It is unclear from Exhibits 10.18 and 10.19 whether the indebtedness that you will be repaying using proceeds from this offering was incurred within one year. Please confirm. If so, describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: The Company supplementally advises the Staff that indebtedness under its revolving loan agreement with Brown Brothers Harriman & Co. (“Brown Brothers”) is drawn down and repaid on a continuous basis, as is customary for revolving lines of credit. The Company supplementally advises the Staff that on June 1, 2005, there was $2.6 million outstanding under the revolving loan agreement; on June 1, 2006, there was $1.8 million outstanding under the revolving loan agreement (a net decrease of $0.8 million since June 1, 2005); and on June 15, 2006, there was $2.1 million outstanding under the revolving loan agreement (a net decrease of $0.5 million since June 1, 2005). The proceeds received by the Company under the revolving loan agreement within one year were used to pay $0.2 million on May 25, 2006 in partial consideration of the Company’s acquisition of certain business assets and operations and assumed liabilities of Credent Limited and Credent Vascular Technologies Limited and $0.2 million on June 2, 2006 in partial consideration of the Company’s acquisition of the AnastoClip product line and related operations from Tyco Healthcare Group L.P., as further described in the Company’s consolidated financial statements included in Amendment No. 3. These proceeds were also used to pay costs associated with the initial public offering and, to a lesser degree, for working capital purposes. The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 34 of Amendment No. 3. The Company supplementally advises the Staff that none of the indebtedness incurred under its term loan agreement with Brown Brothers (filed as Exhibit No. 10.20) with Amendment No. 3 was incurred within one year.

6.	Please explain to us why you negotiated an IPO success fee with Brown Brothers. Also, please file such agreement as an exhibit. Please also file the term note agreement referred to in your response to our prior comment 51.

RESPONSE: The Company supplementally advises the Staff that on July 16, 2003 it entered into an agreement providing for a success fee payable to the Company’s long-standing commercial lender, Brown Brothers, in the event of the Company’s initial public offering or sale, whichever occurs first. As requested, a copy of this agreement was filed with Amendment No. 3 as Exhibit No. 10.23. The agreement was made in connection with the Company’s loan

United States Securities and Exchange Commission

June 22, 2006

agreements with Brown Brothers and was agreed to by the Company with the goal of preserving good relations with an important financial partner. The Company supplementally advises the Staff that the agreement was made long before any efforts associated with the proposed initial public offering were initiated by the Company. The Company further advises the Staff that neither Brown Brothers, nor any affiliate thereof, will participate in the proposed initial public offering as an underwriter. Finally, the Company advises the Staff that it does not consider the success fee to be material in amount. Previously, the Company supplementally advised the Staff that it has been tentatively advised by the underwriters that the price range for the common stock to be sold in the proposed initial public offering is expected to be between $10.00 and $12.00 per share. At the midpoint of this range, the Company expects the success fee payable to Brown Brothers to be approximately $0.1 million. As requested, a copy of the term note agreement with Brown Brothers was filed with Amendment No. 3 as Exhibit No. 10.20.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Contractual Cash Obligations, page 49

7.	Please refer to prior comment 22. While your response indicates that you revised the table to comply with our comment, we note that you continue to disclose that the table reflects cash obligations. Please revise to comply with our previous comment or tell us why no revision is necessary.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages 51-52 of Amendment No. 3. The references to contractual “cash” obligations were unintentionally included in the Registration Statement filed on May 26, 2006 and should have been removed. The Company supplementally advises the Staff that it has reviewed paragraph (a)(5)(i) of Item 303 of Regulation S-K and confirms its belief the table included on page 51 of Amendment No. 3 provides all of the required information with respect to the Company’s contractual obligations for each category specified by that paragraph.

Financial Statements page F-1

Note 1. Significant Accounting Policies and Related Matters, page F-10

Goodwill, page F-13

8.	Please refer to prior comment 33. Your response appears to address only a portion of our prior comment. Given the significance of goodwill to your balance sheet, please expand this note to explain how you assess goodwill for impairment using the two-step method. Refer to paragraphs 19 -22 of SFAS 142.

United States Securities and Exchange Commission

June 22, 2006

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page F-13 of Amendment No. 3.

In addition, the Company supplementally advises the Staff that it evaluates the carrying value of goodwill using the two-step method set forth in by paragraphs 19-22 of SFAS 142. In accordance with the first step of its evaluation, the Company has compared the fair value of its single reporting unit with its carrying amount, including goodwill. As previously discussed in our response letter to the Staff dated May 26, 2006, the Company supplementally advises the Staff that the carrying value of goodwill has been evaluated on a single reporting unit basis. The Company has utilized the guidance in paragraphs 23-25 of SFAS 142 to determine the fair value of the reporting unit using a valuation technique based on a multiple of revenues, which, in the Company’s belief, is consistent with the objective of measuring fair value. Furthermore, the Company has compared the multiple used to fair value its reporting unit with those of entities with comparable operations and economic characteristics. The relevant multiples of the comparable entities are both known and observable. Under this method, the Company has determined that the fair value of its reporting unit exceeds its carrying amount. Therefore, in accordance with paragraph 19 of SFAS 142, the Company has determined that the goodwill of the reporting unit is not impaired and therefore the second step of the impairment test, as described by paragraphs 20-22 of SFAS 142, is unnecessary.

Net Income (Loss) per Share, page F-15

9.	Please refer to prior comment 36. Your response indicates that consistent with example B of paragraph 16 of EITF 03-6, “undistributed” earnings have not been allocated to the preferred stock since the dividend is payable only upon liquidation. Please reconcile your response and EITF 03-6, with your disclosure and EPS calculation showing that the preferred stock is a participating security under EITF 03-6 and that you allocated the remaining income or loss (undistributed amounts) to the preferred and common stockholders, pro rata, based on ownership interests.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page F-15 of Amendment No. 3.

The Company supplementally advises the Staff that the Company’s Series A convertible preferred stock does not have a stated dividend rate, except that a dividend is payable upon occurrence of the following events: (1) any liquidation, dissolution or winding up of the Company, or (2) a merger, consolidation or reorganization of the Company with or into another company in which the stockholders of the Company prior to such merger, consolidation or reorganization do not hold a majority of the outstanding common stock of the surviving entity (see also Response No. 12 below). The Company reconfirms to the Staff that the net income

United States Securities and Exchange Commission

June 22, 2006

available to common stock has not been reduced by this liquidating dividend consistent with example 13 of paragraph 16 of EITF 03-6. The Company had allocated in the previous filing the pro rata share of undistributed earnings to its Series A convertible preferred stock, thereby reducing net income available to common stock; however, this amount had been combined with the share of undistributed earnings allocated to the redemption value of common stock awards. The Company in its revisions to page F-15 has presented the pro rata share of undistributed earnings allocated to preferred stock as a separate caption in the tables. The Company has determined that its Series A convertible preferred stock is a participating security in accordance with EITF 03-6 since the preferred stock is entitled to dividends declared on common stock on an equal basis based upon the number of shares of common stock into which the preferred stock is then convertible.

10.	Please refer to prior comment 36. Please provide us with your analysis in determining that the redemption amount applicable to the options subject to repurchase should not be included in the allocation of net income. Refer to paragraphs 9 and 22 of EITF 03-6 and EITF 04-12. For example, if the instruments are fully vested, then please address those factors cited in paragraph 9 in reaching your conclusions. Otherwise, please discuss your consideration of EITF 04-12.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page F-15 of Amendment No. 3.

The Company supplementally advises the Staff that, upon further consideration of SFAS 128 and EITF 03-6, and in connection with the adoption of SFAS 123R and ASR 268 (as further discussed in the Company’s response to the fourth bullet of Comment 13 below), the Company has concluded that any increase or decrease in redemption amount should not affect net income available to common stock until the adoption of ASR 268. This conclusion is based on the fact that no accounting recognition of the increase (decrease) of the redemption value of the options and common stock award to Messrs. Roberts and Gebauer has been recorded in the Company’s financial statements until January 1, 2006, the adoption date of ASR 268, which was adopted concurrently with the adoption of SFAS 123R. No accretion to redemption value was required in the financial statements prior to that date since the common stock awards have been classified as equity awards under APB No. 25 (see also the Company’s response to Comment 14 below). Accordingly, net income available for common stock has been unaffected for periods prior to January 1, 2006.

The Company supplementally advises the Staff that, in applying ASR 268 and considering EITF 04-12, net income available for common stock has been reduced by the net increase in value of both the Roberts common stock award and the Roberts and Gebauer stock options since these options were fully vested as of January 1, 2006.

United States Securities and Exchange Commission

June 22, 2006

11.	Please refer to prior comment 36. Under paragraph 19 of EITF Topic D-98, “increases or decreases in the carrying amount of a redeemable common stock should not affect income applicable to common shareholders.” We note that the amount of income applicable to common stock holders in your EPS calculation excludes increases or decreases in the carrying amount of the redeemable common stock. As such, this presentation does not appear to comply with EITF Topic D-98. Rather, to the extent that a common shareholder has a contractual right to receive at share redemption an amount that is other than the fair value of such shares, then that common shareholder has, in substance, received a preferential distribution. Under paragraphs 60 and 61 of SFAS 128, when you have a capital structures that include a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights, you should apply the two-class method of calculating earnings per share. Under that method you would allocate the income applicable to each class of common stock by adding together the amount allocated for dividends and the amount allocated for a participation feature. The total earnings allocated to each security shall be divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share for the security. Basic and diluted EPS data shall be presented for each class of common stock.

RESPONSE: As discussed in the Company’s response to Comment 10 above, the Company has treated the common stock awards subject to redemption effective as of January 1, 2006 as a special class of common stock based on their contractual rights to receive at redemption an amount that is other than fair value of such shares. The Company has therefore considered these common stock awards subject to redemption as a participating security and has reduced net income available to common stock by the increase in the redemption value during the quarter ended March 31, 2006.

As also discussed in the Company’s response to Comment 10 above, no reduction of net income available to common stock was recorded for periods prior to January 1, 2006 since prior to the adoption of ASR 268 there was no accounting recognition included in the financial statements for the increase in the redemption value due to the fact that the common stock awards were determined to be equity awards to which fixed plan accounting was applied (see also the Company’s response to Comment 14 below).

The Company has revised its presentation of basic and diluted EPS to show separately these amounts for the common stock awards subject to redemption and for common stock.

Note 9. Stockholders’ Equity, page F-25.

Series A Convertible Preferred Stock, page F-25

United States Securities and Exchange Commission

June 22, 2006

12.	Please refer to prior comment 41. In your response you refer to “improbability.” In accordance with paragraph 4 of EITF Topic D-98, all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur, without regard to probability, would require the security to be classified outside of permanent equity. Therefore, your response should only address possibilities no matter how remote they may be and not only those events that you believe are probable.

RESPONSE: The Company has reconsidered its conclusion in light of the Staff’s comment and respectfully affirms its previous conclusion pursuant to the more specific analysis provided below.

Pursuant to the Certificate of Designation to the Company’s Certificate of Incorporation, which describes the terms of the Company’s Series A convertible preferred stock, these securities are not redeemable (1) at a fixed or determinable price on a fixed or determinable day, or (2) at the option of the holder. As the Staff has commented, the Company is also obligated by EITF Topic D-98 to consider whether these securities are redeemable upon the occurrence of any event that is not solely within the control of the issuer. The Company has reviewed its organizational documents and concluded that its preferred stock is redeemable only upon occurrence of the following events: (1) any liquidation, dissolution or winding up of the Company, or (2) a merger, consolidation or reorganization of the Company with or into another company in which the stockholders of the Company prior to such merger, consolidation or reorganization do not hold a majority of the outstanding common stock of the surviving entity. Each of these events is considered below.

Liquidation, Dissolution or Winding Up: The Company respectfully advises the Staff that paragraph 5 of EITF Topic D-98 suggests that ordinary liquidation events, which involve the redemption and liquidation of all equity securities, should not result in a security being classified outside of permanent equity. The Company advises the Staff that any liquidation, dissolution or winding up of the Company which would trigger redemption of the Company’s preferred stock would also involve the redemption and liquidation of all of the Company’s equity securities. Accordingly, even though these triggering events are not solely within the control of the Company, the Company believes that these events do not result in a classification of these securities outside of permanent equity.

Merger, Consolidation or Reorganization: The Company respectfully directs the Staff to paragraph 11 of EITF Topic D-98, which addresses the topic of redemption triggered by a merger with or consolidation into another company. Paragraph 11 suggests that permanent equity classification is appropriate where, pursuant to state law, board approval is required and the preferred stockholders cannot control the vote of the board of directors through direct

United States Securities and Exchange Commission

June 22, 2006

representation or through other rights, because the decision to merge with or consolidate into another company is within the control of the issuer. Although paragraph 11 of EITF Topic D-98 does not explicitly address reorganizations, the Company respectfully suggests that the same reasoning would apply. The Company advises the Staff that the Company is a Delaware corporation and Delaware General Corporation Law provides that approval of the board of directors is required before any merger or consolidation can occur. The Company further advises the Staff that its board of directors currently consists of nine members, has never since the issuance of the preferred shares consisted of fewer than four members, and the Company’s sole preferred stockholder is not and has never been represented on the Company’s board by more than one director. Nor has the Company’s preferred stockholder ever had any other right by which it could control the vote of the Company board of directors or otherwise cause the Company to enter into a merger with or consolidation or reorganization into another company. Accordingly, the Company respectfully advises the Staff that all of the events with respect to mergers, consolidations and reorganizations that could trigger redemption of the Company’s preferred stock are solely within the control of the issuer without regard to probability.

The Company, having separately evaluated each of the events that could trigger redemption and determining that each event is either (1) of the nature that it does not require classification outside or permanent equity or (2) solely within the control of the Company, respectfully concludes that classification of the Company’s preferred stock as permanent equity is consistent with EITF Topic D-98.

Stock Option Plans, page F-26

13.	Please refer to prior comment 42. We note that upon adopting SFAS 123R on January 1, 2006, you applied the prospective method in accordance with paragraph 83 of SFAS 123R but that upon becoming a public company you will be required to use the modified prospective method.

•	Confirm our understanding that you intend to use the modified prospective method only for the Gebauer and Robert awards and options.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page F-28 of Amendment No. 3.

The Company supplementally advises the Staff that it has reconsidered its conclusion to account for the Roberts and Gebauer options and award using the modified prospective method upon becoming a public company. As further discussed in the Company’s response to the second bullet below, the Company supplementally advises the Staff that, after further consideration of the transition provisions for a company required to use the prospective method, the Company

United States Securities and Exchange Commission

June 22, 2006

believes that the modified prospective method should not be used for any awards granted prior to the Company’s adoption of SFAS 123R unless they are modified, repurchased or cancelled.

•	Since these awards and options were previously accounted for pursuant to APB 25 and the company had previously presented its SFAS 123 pro forma disclosures using the minimum value method, please explain why the transition guidance and accounting outlined in paragraph 83 of SFAS 123(R) would not continue to be applicable until such time, if any, that the awards and options are modified, repurchased, or canceled after the required effective date. We note that the guidance in paragraph 83 of SFAS 123 (R) does not refer to “becoming a public company” as you indicate in your response.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page F-28 of Amendment No. 3.

The Company supplementally advises the Staff that there have been no modifications, repurchases or cancellations to the Roberts and Gebauer options or award after the Company’s adoption of SFAS 123R on January 1, 2006. Therefore, upon further review of the transition guidance set forth in paragraph 83 of SFAS 123R, the Registration Statement has been revised to indicate that the Company will continue to account for the Roberts and Gebauer options or award under APB 25 until they are modified, repurchased or cancelled by the Company. The Company believes this conclusion is consistent with paragraph 83 of SFAS 123R since the transition provisions do not specifically require a re-assessment of the classification of awards previously considered as equity awards that would be classified as a liability award under SFAS 123R.

•	You refer us to Section B, Question 1 of SAB Topic 107. Since the fact pattern addressed in the question is not the same as your fact pattern, please clearly explain to us why you believe that guidance would be applicable in this instance.

RESPONSE: The Company supplementally advises the Staff that it is not aware of any transitional guidance that addresses this specific situation. However, as noted in the Company’s response to the second bullet above, the Registration Statement has been revised to indicate that the Company will continue to account for the Roberts and Gebauer options or award under APB 25 until they are modified, repurchased or cancelled by the Company. The Company further advises the Staff that, upon completion of this offering, the redemption feature of the options and award will terminate. Accordingly, the classification of the options and award will not be a relevant consideration in subsequent reporting periods.

•	Tell us how you considered ASR 268 and EITF Topic D-98 with respect to the classification of these awards for all periods presented.

United States Securities and Exchange Commission

June 22, 2006

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page F-28 of Amendment No. 3.

The Company supplementally advises the Staff that, after further consideration of paragraph 28 of EITF D-98 and the fact that, as discussed above, use of the modified prospective method for the Roberts and Gebauer options or award is inappropriate unless the awards are modified, repurchased or cancelled, the Company has concluded that adoption of ASR 268 as of January 1, 2006 is appropriate. Therefore, effective January 1, 2006, the value of the Roberts and Gebauer options or award have been recorded at their intrinsic value based upon the exercise price at date of grant and the redemption values as of January 1, 2006 as common stock awards subject to a redemption feature. This amount has been classified outside of permanent equity consistent with ASR 268 and Topic D-98, with a corresponding charge against retained earnings in accordance with Topic D-98. The change in intrinsic value during the quarter ended March 31, 2006 has also been charged against retained earnings.

14.	We note that as summarized in paragraph 3 of FSP FAS123R—4, under APB 25, as interpreted, equity classification of the option would have been appropriate if the contingent cash settlement event was not considered, probable of occurring and was outside the control of the employee. Tell us how you considered the fact that the Gebauer and Robert options contain contingent cash events that appear to be within the control of the employee, for example—the employee’s right to terminate his employment, in concluding that equity classification was appropriate under APB 25 and related guidance in prior periods.

RESPONSE: The Company respectfully advises the Staff of its belief that, prior to the effective dates of FIN 44 and EITF 00-23 in 2000, APB 25 was not uniformly interpreted to restrict equity classification to situations where the contingent cash settlement event was outside the control of the employee. At the time of the Company’s awards to Mr. Gebauer and Mr. Roberts in 1997, the Company respectfully submits that the accounting literature and practice permitted equity classification without regard to the ability of the employee to control the contingent cash settlement event, provided that the occurrence of the cash settlement contingency event was unlikely.

The Company advises the Staff that, prior to the effective dates of FIN 44 and EITF-0023 in 2000, the most applicable accounting literature interpreting APB 25 was EITF 87-23, Book Value Stock Purchase Plans, which required variable plan accounting for arrangements with mandatory provisions for the employer to repurchase the shares at a formula price. Unlike the plans discussed in EITF Issue No. 87-23, the Gebauer and Roberts agreements each contain an employee option rather than a requirement to sell the shares back to the Company; exercise is not automatic, unlike the required repurchase discussed in EITF Issue 87-23.

United States Securities and Exchange Commission

June 22, 2006

In the absence of clear formal guidance in the contemporaneous accounting literature that existed in 1997 and 1998, the Company respectfully directs the Staff to the Arthur Andersen publication Accounting for Compensation Arrangements in the United States, Third Edition, which the Company believes to be relevant and well-recognized internal guidance from a major accounting firm on the interpretation of APB 25, and which addresses redemption rights prior to the issuance of FIN 44 and EITF 00-23. Section 13.15 of the Andersen publication states that, prior to the issuance of FIN 44, Andersen believed that a formula-based employee put should be accounted for under fixed plan accounting if it was considered unlikely that the put would be exercised. The example provided in the publication indicates that if the formula price were less than the fair value of the stock and the stock were transferable, the employee would likely sell the shares and not exercise the put. In those circumstances, fixed plan accounting would be appropriate. The Company advises the Staff that the Company’s fact pattern with respect to the Gebauer and Roberts options is similar to the one described in the Anderson interpretive guidance.

Accordingly, the Company, in determining the appropriate accounting treatment, considered the likelihood of exercise. In connection with this evaluation, the Company considered the employee’s ability to control the relevant contingencies in light of other factors that would make exercise of the put option unlikely, namely an unfavorable valuation formula, unfavorable payment terms, and the permissibility of transfer to a third-party on more favorable terms.

If you require additional information, please telephone either Mitchell S. Bloom at (617) 570-1055 or the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

cc:	Aaron M. Grossman, Esq. (LeMaitre Vascular, Inc.)
Mitchell S. Bloom, Esq. (Goodwin Procter LLP)
Susan W. Murley, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)
Nicole G. Fitzpatrick, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)